

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

May 1, 2007

Mr. W. Michael Madden
Vice President of Finance and Chief Financial Officer
Kirkland's, Inc.
805 North Parkway
Jackson, Tennessee 38302

Re: Kirkland's, Inc.
Form 10-K for Fiscal Year Ended January 28, 2006
Filed April 12, 2006
Forms 10-Q for Fiscal Quarters Ended April 29, 2006, July 29, 2006
and October 28, 2006
Filed June 6, 2006, September 7, 2006 and December 7, 2006
Form 8-K Filed March 20, 2007
Response Letters Dated March 5, 2007 and April 4, 2007
File No. 0-49885

Dear Mr. Madden:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief